Exhibit 7

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002. This discussion contains forward-looking statements that are not historical in nature and involve risks and uncertainties. Forward-looking statements are not guarantees as to the Company’s future results since there are inherent difficulties in predicting future results. Accordingly, actual results could differ materially from those expressed or implied in the forward-looking statements.

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 SYNSORB terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 SYNSORB had no drug in active development. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc. (“Hawker” or “the Company”).

On June 30, 2003, the conversion of the Company to an oil and gas enterprise was completed when Hawker acquired natural gas properties located in Alberta, Canada.

Financial Highlights

	Three Months Ended		Nine Months Ended
(in thousands of dollars, except per share amounts)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Revenue	$8,786	$—	$8,786	$—
Cash flow from operations (1)	3,976	(614)	2,951	(1,368)
Per common share – basic and diluted	0.15	(0.12)	0.21	(0.28)
Net earnings (loss)	(363)	(6,567)	(1,168)	5,007
Per common share – basic and diluted	(0.01)	(1.32)	(0.08)	1.01

(1) Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items including depletion and depreciation, site restoration, asset write-downs and gains (losses) on sale of assets. Cash flow per share is calculated by dividing cash flow from operations as previously described by the weighted average number of common shares outstanding during the period. The Company evaluates its performance based on earnings and cash flow from operations. The Company considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Revenue

Production revenue for the third quarter of 2003 and for the nine months ended September 30, 2003 was $8,786,000. The third quarter of 2003 marked the commencement of oil and gas operations for the Company and accordingly, there were no production revenues for the corresponding periods of 2002.

All of the Company’s production is natural gas. Natural gas sales volumes for the third quarter of 2003 averaged 16,444 mcf/d and the average price received was $5.81 per mcf. Hawker’s production was from the Lavoy area and the Cold Lake/Bonnyville area.

Interest income for the three months ended September 30, 2003 was $39,000 versus $2,000 for the three months ended September 30, 2002. Interest income for the nine months ended September 30, 2003 was

$68,000, an increase of 119% from the $31,000 for the first nine months of 2002. The increases were due to higher cash balances during the 2003 as compared to 2002.

There was no other revenue received by the Company during the third quarter of 2003 or the third quarter of 2002. Other revenue received by the Company during the nine months ended September 30, 2003 primarily related to an exclusive license agreement of certain of its patents regarding toxin-binding sugars. Pursuant to this license agreement, the Company received net proceeds of $375,000. Other revenue of $107,000 received during the nine months ended September 30, 2002 related to a milestone payment received by the Company with respect to the previous sale of its INH Technologies Inc. subsidiary. No milestone payments were received in the first nine months of 2003.

Royalty Expense

Royalty expense for the third quarter of 2003 and for the nine months ended September 30, 2003 was $2,389,000, or 27% of production revenue. There was no royalty expense for 2002 as the Company did not have oil and gas operations.

Production Expense

Production expense for the three and nine months ended September 30, 2003 was $838,000 or $0.55 per mcf. There was no production expense for 2002 as the Company did not have oil and gas operations.

General and Administrative Expense

Net general and administrative expenses for the third quarter of 2003 were $967,000, an increase of 64% from the $590,000 for the same period in 2002. The increase in general and administrative expenses was attributable to the addition of staff, use of consultants and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totaled $2,329,000 for the nine months ended September 30, 2003 as compared with $1,249,000 for the nine months ended September 30, 2002. The increase in general and administrative expenses for the first nine months of 2003 was also due to the addition of staff, increased professional fees and increased general administrative costs associated with the Company becoming a fully operational oil and gas entity. General and administrative expenses totalling $240,000 were capitalized for the three and nine months ended September 30, 2003.

Interest Expense

Interest expense for the three months ended September 30, 2003 was $238,000, reflecting interest on the bank credit facility that was drawn on for the acquisition of natural gas properties on June 30, 2003. There was no interest expense for the corresponding period in 2002 as the Company’s debt under a previous facility had been repaid earlier during 2002. Interest expense for the first nine months of 2003 was $267,000 as compared with $71,000 for the nine months ended September 30, 2002. The increase in interest expense was a result of the use of debt to fund a portion of the acquisition of natural gas properties.

Lease Abandonment Expense

During the third quarter of 2003, the Company consolidated its office space. A provision of $322,000 was made for residual lease costs on office space no longer occupied by the Company. There was no lease abandonment expense for 2002.

Operating Costs and Write-Downs Associated with Assets Held for Sale

During the third quarter of 2003, there was a net recovery of operating costs associated with assets held for sale in the amount of $11,000. The recovery was due to rent received for short-term use of the building by a third party. Operating costs and write-downs associated with assets held for sale amounted to $6,098,000 for the three months ended September 30, 2002. During the third quarter of 2002, the Company wrote-down the carrying value of assets held for sale by $6,072,000. For the nine months ended September 30,

2003, operating costs and write-downs associated with assets held for sale were $179,000 as compared with $6,314,000 for the first nine months of 2002.

Depletion and Depreciation

Depletion and depreciation expense for the third quarter of 2003 was $4,193,000 as compared with $7,000 for the third quarter of 2002. On a unit of production basis, depletion and depreciation expense was $16.63 per boe for the third quarter of 2003. Depletion and depreciation for the nine months ended September 30, 2003 was $4,196,000 as compared with $23,000 for the same period in 2002. Depletion and depreciation associated with oil and gas assets accounted for the large increase in depletion and depreciation expense for both the third quarter of 2003 and the nine months ended September 30, 2003. Depreciation expense for both the third quarter of 2002 and the nine months ended September 30, 2002 related solely to computer equipment and office furniture and equipment.

Site Restoration and Abandonment

Site restoration expense for the three and nine months ended September 30, 2003 was $146,000 or $0.58 per boe. Oil and gas operations for the Company commenced during the third quarter of 2003 and accordingly, there was no site restoration expense for the three and nine months ended September 30, 2002.

Income Taxes

The Company’s tax expense was solely comprised of the Large Corporations Tax, and for the three and nine month periods ended September 30, 2003, totalled $106,000. There was no tax expense for the three and nine month periods ended September 30, 2002. The increase is due to the higher capital base of the Company attributable to the debt and equity financings completed during 2003. Currently, the Company has tax pools in excess of future taxable income, based on existing assets.

Liquidity and Capital Resources

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

On May 29, 2003, the Company issued a fully marketed prospectus offering 14,286,000 common shares to the public priced at $3.15 per share. The issuance was fully subscribed and the public offering was completed on June 12, 2003. The Company received $42,301,000, net of underwriting fees.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49% interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a 1% undivided interest in the W4M Properties and a 100% interest in seismic data, to an independent third party.

On June 30, 2003, the Company exercised its option to purchase the W4M Properties. Further on June 30, 2003, the Company purchased the 1% undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party. The total purchase price of the 50% interest in the W4M Properties and non-cash working capital of $70,430,000 was funded by the net proceeds of the prospectus offering and bank debt.

In connection with sale of Southward, the Company, as at September 30, 2003, had a commitment to purchase various seismic data from Southward in the amount of $2,000,000. Subsequent to the end of the quarter, this seismic purchase was completed. Under the same agreement, the Company has the right to purchase up to $11,000,000 of additional seismic data prior to January 31, 2004. Under an amending agreement, the Company has committed to purchase additional seismic data in the amount $300,000 prior to January 31, 2004.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies, for cash consideration of $1,500,000. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. for cash proceeds of $300,000.

During the three and nine months ended September 30, 2003, the Company spent $6,616,000 and $7,091,000, respectively, on capital asset additions, excluding property acquisitions. There were no capital expenditures during either the third quarter or first nine months of 2002, reflecting the wind-down of the biotech operations of the Company.

Capital Expenditures

	Three Months Ended	Nine Months Ended
(in thousands of dollars)	September 30, 2003	September 30, 2003

Exploration and Development Expenditures
Lease acquisition and retention	$926	$1,401
Geological and geophysical	2,944	2,944
Drilling and completion	1,835	1,835
Facilities and equipment	667	667

Total Exploration and Development Expenditures	6,372	6,847
Other capital assets	244	244

Total Capital Expenditures	$6,616	$7,091

During the third quarter, the Company participated in the drilling of 17 gross (8 net) wells. This resulted in 14 gross (6.5 net) natural gas wells, 2 gross (1 net) dry holes and 1 gross (0.5 net) well pending. As at September 30, 2003, none of these wells had been tied in.

During the three months ended September 30, 2003, the Company received proceeds of $150,000 on assets held for sale, representing a non-refundable deposit for the sale of the manufacturing facility and remaining equipment. For the nine months ended September 30, 2003, proceeds of $1,173,000 were received on assets held for sale as compared with $37,000 for the nine months ended September 30, 2002.

During the first nine months of 2003, the Company received proceeds of $192,000 from the exercise of stock options under the stock option plan.

The Company has a $28 million credit facility. As at September 30, 2003, $4.8 million of this facility remained unutilized. This capacity, combined with cash flow from operations, is expected to be sufficient to support the Company’s remaining 2003 capital program.

As at September 30, 2003, the Company’s working capital deficiency was $507,000 compared to working capital of $412,000 as at December 31, 2002.

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) in 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during the third quarter of 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

Outlook

As of September 30, 2003, Hawker has a 50% working interest in two properties: the non-operated Lavoy area and the Cold Lake/Bonnyville area, which is operated by Hawker. These properties currently produce a total of approximately 16 mmcf/d and will be self-financing on a go forward basis. In this initial natural gas acquisition, the majority of the assets acquired were non-operated. Since that time, the Company has put in place the staff needed and acquired land and seismic that will lead to more operated production in the future. The Company intends to expand these areas and seek new core areas.

The oil and gas industry is capital intensive and the Company is likely to require significant additional capital resources in order to succeed in the oil and gas sector. At present, the Company has not identified any source of these additional capital resources and it is unlikely that such resources would be available to it unless particular oil and gas assets are identified to be acquired.

The Company’s ability to raise additional capital will depend upon a number of factors, such as general economic conditions and conditions in the oil and gas industry, that are beyond its control. If additional capital is required and is not available to the Company on acceptable terms, the Company’s financial condition and prospects may be impaired.